12010435

SEC MAIL PROCESSING SECTION RECEIVED FEB 29 2012 WASH, D.C. 196

9 3/10

S[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47396

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **W. R. Rice Financial Services, Inc.** dba Wilson and Kazee Diversified Financial Group Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2222 Weiss St.
(No. and Street)

Saginaw	MI	48602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Wilson (989) 401-5350
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Joel Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **W.R. Rice Financial Services, Inc.**, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

SCOTT W BARTLETT
MY COMMISSION EXPIRES
OCT. 20 2018
SAGINAW COUNTY, MI
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

W.R. RICE FINANCIAL SERVICES, INC.

Financial Statements and Supplemental Schedule
December 31, 2011

(With Independent Auditors' Reports Thereon)

W.R. Rice Financial Services, Inc.
Index to Financial Statements and Supplemental Schedule
December 31, 2011

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Partners' Deficit 4

Statement of Cash Flows 5

Notes to the Financial Statements 6

SUPPLEMENTARY SCHEDULE

I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 10

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL 11

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION 13

Schedule of Assessment Payments on Form SIPC-7 as required Under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission 14

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
W.R. Rice Financial Services, Inc.:

We have audited the accompanying statement of financial condition of W.R. Rice Financial Services, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.R. Rice Financial Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2012

W.R. Rice Financial Services, Inc.
Statement of Financial Condition
December 31, 2011

Assets:		
Cash and cash equivalents	$	218,117
Clearing deposit		25,000
Due from broker-dealer		3,946
Other assets		7,599
Property and equipment, net		14,061
Total assets	$	268,723
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	3,687
Related party payable		19,480
Commissions payable		37,037
Payable to shareholder		37,587
Total liabilities		97,791
Stockholders' equity:		
Common stock, 3,000 shares authorized with no par value, 3,000 shares issued and outstanding		70,244
Retained earnings		100,688
Total stockholders' equity		170,932
Total liabilities and stockholders' equity	$	268,723

See notes to the financial statements and independent auditors' report.

W.R. Rice Financial Services, Inc.
Statement of Operations
For the Year Ended December 31, 2011

Revenues:		
Commissions	$	619,228
Advisory fee		35,763
Gains on investments		44,663
Interest income		81
		699,735
Operating expenses:		
Commissions		449,225
Salaries and wages		80,759
Professional fees		31,343
Occupancy and communication costs		36,064
Other expenses		109,461
Total operating expenses		706,852
Net loss before income taxes		(7,117)
Income tax expense		-
Net loss	$	(7,117)

See notes to the financial statements and independent auditors' report.

W.R. Rice Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Shares		Common Stock		Retained Earnings		Total
Balance at December 31, 2010	3,000	$	18,844	$	107,805	$	126,649
Contributions	-		65,000		-		65,000
Distributions	-		(13,600)		-		(13,600)
Net loss	-		-		(7,117)		(7,117)
Balance at December 31, 2011	3,000	$	70,244	$	100,688	$	170,932

See notes to the financial statements and independent auditors' report.

W.R. Rice Financial Services, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(7,117)
Adjustments to reconcile net loss to		
net cash provided by operating activities:		
Depreciation expense		2,179
Realized gain on sale of investments, net		(44,663)
Change in assets and liabilities:		
Clearing deposit		(25,000)
Due from broker-dealer		3,169
Other assets		(2,738)
Sale of investments, net		176,080
Accounts payable and accrued expenses		(5,674)
Related party payable		19,480
Commissions payable		37,037
Net cash provided by operating activities		152,753
Cash flows from investing activities:		
Purchases of property and equipment		(1,361)
Net cash used in investing activities		(1,361)
Cash flows from financing activities:		
Payable to shareholder		37,587
Repayment of line of credit		(38,000)
Distributions to stockholders		(13,600)
Contributions from stockholders		65,000
Net cash provided by financing activities		50,987
Net increase in cash		202,379
Cash and cash equivalents at beginning of year		15,738
Cash and cash equivalents at end of year	$	218,117
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and independent auditors' report.

Note 1 - Nature of Business

W.R. Rice Financial Services, Inc. (the "Company") is incorporated in the state of Maine. The Company commenced operations in 1994. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporations ("SIPC"). The Company is engaged in a single line of business as a securities broker-dealer.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Commission and advisory fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and accounts receivable from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Trading Profits
Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

Note 2 - Significant Accounting Policies (continued)

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash equivalents, demand deposit, receivables from clearing broker dealer, commission payable, accounts payable and accrued expense, approximate their fair values due to their short maturities.

Income Taxes
The Company has elected by consent of its stockholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Such an election requires the stockholders to report the Company's taxable income with the stockholder's individual income tax returns. Therefore, no provision or liability for federal or state income tax is presented in these financial statements.

Property and Equipment
Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Lives for property and equipment range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income in the period of disposal. Repairs and maintenance costs are expensed as incurred.

Management Review
The Company has evaluated subsequent events through February 27, 2012, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Clearing Deposit

The Company maintains a deposit account with Stern Agee, Inc. ("Stern") as part of the Company's contract for services. Stern requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2011, cash of $25,000 has been maintained as a deposit.

Note 4 - Property and Equipment

Property and equipment consists of the following at December 31, 2011:

Computer and office equipment	$ 33,936
Leasehold improvements	25,330
Subtotal	59,266
Less accumulated depreciation	(45,205)
Total	$ 14,061

Depreciation expense for the year ended December 31, 2011 was $2,179.

Note 5 - Line of Credit

The Company had a line of credit of $50,000, payable on demand, with interest payable monthly at the Wall Street Journal prime rate plus 1.25%, (4.25% at December 31, 2011). The majority stockholder personally guaranteed the line of credit. In May 2011, the majority stockholder paid off outstanding balance of $38,000 and the line of credit was terminated.

Note 6 - Commitments and Contingencies

The Company leases office equipment under an operating lease that expired in September 2011 and the Company signed on for a month-to-month term. Rental expense for the year ended December 31, 2011 was $24,558 and is reflected in occupancy and communication costs.

The office space is leased from its majority stockholder.

Litigation

The Company from time to time incurs legal fees related to potential contingencies and claims by customers. However, at December 31, 2011, there were no significant outstanding legal actions or claims against the Company.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 7 - Profit Sharing

The Company has established a noncontributory profit-sharing retirement plan for its eligible employees. The Company's contribution is determined solely at the discretion of the stockholders. The plan is qualified under the Internal Revenue Code. All contributions are being paid to the trustee of the plan. The stockholders elected to not make a contribution to the plan for the year ended December 31, 2011.

Note 8 - Related Party Transactions

At December 31, 2011, the Company had an outstanding payable due to a related party for $19,480 for reimbursement of expenses paid on behalf of the Company.

At December 31, 2011, the Company had an outstanding payable due to the majority shareholder for $37,587. The payable was repaid in January 2012.

Note 9 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $149,272 and $6,520, respectively. The Company's aggregate indebtedness to net capital ratio was 0.66 to 1.

Note 10- Subsequent Events

In January 2012, the Company repaid the outstanding balance due to the shareholder.

W.R. Rice Financial Services, Inc.
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2011

Schedule I

Total stockholders' equity qualified for net capital	$ 170,932
Deductions and/or charges	
Non-allowable assets:	
Other current assets	7,599
Property and equipment, net	14,061
Total deductions and/or charges	21,660
Net capital before haircuts on securities	149,272
Haircuts on securities	-
Net capital	$ 149,272
Aggregate indebtedness	
Accounts payable and acccrued expenses	3,687
Related party payable	19,480
Commissions payable	37,037
Payable to shareholder	37,587
Total aggregate indebtedness	$ 97,791
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 6,520
Net capital in excess of minimum requirement	$ 142,752
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 139,493
Ratio of aggregate indebtedness to net capital	0.66 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 25, 2012	$ 159,514
Audit adjustments:	
Net effect of audit adjustments on net capital	(10,242)
Net capital	$ 149,272

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
W.R. Rice Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of W.R. Rice Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2012

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholders of W.R. Rice Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by W.R. Rice Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating W.R. Rice Financial Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7. W.R. Rice Financial Services, Inc.'s management is responsible for the W.R. Rice Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 27, 2012

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

AMENDED

SIPC-7 (33 REV 7 10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202 371 8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11
Read carefully the instructions in your Working Copy before completing this Form

SIPC-7 (33 REV 7 10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047396 FINRA DEC
WR RICE FINANCIAL SERVICES INC 12*12
938 FOREST AVE
PORTLAND ME 04103-4123

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1037

B. Less payment made with SIPC-6 filed (exclude interest) 69

10/20/11
Date Paid

PAID WITH SIPC-7 1/26/12 → 1006

C. Less prior overpayment applied

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (38)

G. PAID WITH THIS FORM
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $ (38)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WR Rice Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial & Operations Principal
(Title)

Dated the 2 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ___ Postmarked ___ Received ___ Reviewed

Calculations ___ Documentation ___ Forward Copy ___

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 11
and ending 12/31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 699,735

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 240,015

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 44,663

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 81

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 81

Total deductions 284,759

2d. SIPC Net Operating Revenues $ 414,976

2e. General Assessment @ .0025 $ 1,037

(to page 1, line 2.A.)

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2012

To the Board of Directors
W.R. Rice Financial Services, Inc.

We have audited the financial statements of W.R. Rice Financial Services, Inc. (the "Company") for the year ended December 31, 2011, and have issued our report thereon dated February 27, 2012. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated December 2, 2011. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by W.R. Rice Financial Services, Inc. are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2011. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no sensitive estimates affecting the financial statements.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole. See Exhibit A for summary of uncorrected adjustment. See Exhibit B for summary of corrected adjustments.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 27, 2012.

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PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of Board of Directors and management of W.R. Rice Financial Services, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

W.R. Rice Financial Services, Inc.
Summary of Passed Audit Adjustments
December 31, 2011

Exhibit A

AD #	Account Name	Debit	Credit	Income Statement		Balance Sheet		
				Revenue	Expenses	Assets	Liabilities	Equity
1	Other expenses	9,510		-	9,510	-	-	-
	Retained earnings		9,510	-	-	-	-	9,510
	(To reverse prior year CRD renewals and prepaid insurance)	9,510	9,510					
2	Retained earnings	5,034		-	-	-	-	(5,034)
	Other expense	554		-	554	-	-	-
	Property and equipment, net		5,588	-	-	(5,588)	-	-
	(To properly reflect depreciation expense)	5,588	5,588					
				-	10,064	(5,588)	-	4,476
	December 31, 2011 balances			699,735	706,852	268,723	97,791	170,932
	Impact of Passed Audit Differences			0.00%	1.42%	-2.08%	0.00%	2.62%

Income (Expense) per Passed Audit Differences	(10,064)
2011 Net Loss	(7,117)
Percentage of Loss	141.41%

W.R. Rice Financial Services, Inc.
Summary of Audit Adjustments
December 31, 2011

Exhibit B

AJE #	Account Name	Debit	Credit	Income Statement: Revenue	Income Statement: Expenses	Balance Sheet: Assets	Balance Sheet: Liabilities	Balance Sheet: Equity
1	Advisory fee	14,623		(14,623)	-	-	-	-
	Commissions		14,623	-	(14,623)	-	-	-
	(To properly reflect commissions)	14,623	14,623					
2	Due from broker-dealer	4,915		-	-	4,915	-	-
	Commissions		4,915	-	(4,915)	-	-	-
	(To properly reflect due to broker-dealer at year end)	4,915	4,915					
3	Other expense	31,818		-	31,818	-	-	-
	Retained earnings		31,818	-	-	-	-	31,818
	(To reverse an improper entry recorded by the Company that affected prior year retained earnings.)	31,818	31,818					
4	Commissions payable	5,288		-	-	-	(5,288)	-
	Other expense	33,500		-	33,500	-	-	-
	Due from broker dealer		19,308	-	-	(19,308)	-	-
	Related party payable		19,480	-	-	-	19,480	-
	(To record related party payable at year end)	38,788	38,788					
5	Other assets	4,000		-	-	4,000	-	-
	Other expenses		4,000	-	(4,000)	-	-	-
	(To record prepaid management fees)	4,000	4,000					
				(14,623)	41,780	(10,393)	14,192	31,818
			December 31, 2011 balances	699,735	706,852	268,723	97,791	170,932
			Impact of Recorded Audit Adjustments	-2.09%	5.91%	-3.87%	14.51%	18.61%